ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

Description of Business and Report Date

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and production of gold properties located primarily in the United States (“US” or “U.S.”). The Company also has mineral interests in Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and on the electronic pink sheets in the US under the symbol “ATNAF”. The following discussion and analysis of the financial position and results of operations for the Company is current up to August 11, 2009 and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto for the six months ended June 30, 2009, which have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are in Canadian dollars unless otherwise noted. Additional information relating to the Company, including audited financial statements and the notes thereto for the years ended December 31, 2008 and 2007, can be viewed on SEDAR at www.sedar.com and on EDGAR at  www.sec.gov/edgar.shtml.

Highlights:

•
During the second quarter a total of 2,966 ounces of gold were produced, of which 1,955 was sold at an average gold price of US$936. Revenue from the second quarter was credited against capitalized costs as the mine continued to be in development.

•	Gold production from Briggs totaled 1,756 ounces in the month of July and ramp-up of production to an annualized rate of 40,000 ounces will continue throughout 2009.
•	Capital expenditures on the re-start of operations at Briggs totaled US$14.6 million as of June 30, 2009.
•
A new estimate of gold mineralization at Briggs, based on recent drilling, has resulted in an 11 percent increase in the measured and indicated resource and a 34 percent increase in the inferred resource.

•
The Bureau of Land Management has advised Atna that it has written a record of decision and finding of no significant impact for the project which is currently in the approval process within the agency.

•
Pinson Mining Company, a subsidiary of Barrick Gold, has advised the joint venture that the open pit option for Pinson is not viable. The joint venture is discussing other alternatives for the project.

Mine Operations

Briggs Mine

The Briggs Mine is located in Inyo County, California. Open-pit mining commenced in 2008 and the first ore was mined in January 2009. Crushing and pad loading operations commenced in March 2009 and leach operations commenced in April 2009. During the second quarter a total of 1,995 ounces of gold was sold from 2,966 ounces produced at an average gold price of $936. Gold production during the month of July was 1,756 ounces and production is expected to increase to an annual rate of 40,000 ounces by the end of the year. Gold sales during 2009 are targeted for 15,000 to 20,000 ounces.

Total revenue from gold sales at Briggs for the second quarter totaled US$1.8 million, which was credited against capitalized costs during the continuing development of the mine. Capitalized stripping costs amounted to US$4.0 million for the second quarter and US$6.7 million for the six months ended period June 30, 2009. We expect to be in production during the third quarter and that deferred stripping will cease and revenues will be recognized in the statement of operations. Operating cash flow at Briggs is expected to become positive during the third quarter 2009 as gold production levels continue to increase. Capital expenditures, including capitalized equipment leases, totaled US$14.58 million to the end of the second quarter. The operation employed a total of 75 at the end of the second quarter and is expected to ramp up to a maximum level of between 110 and 120 in the fourth quarter 2009.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

Briggs Mine quarterly production statistics for the six months ended June 30, 2009:

	First	Second	2009
Production Statistic	Quarter	Quarter	Total
Waste tons	280,555	1,008,220	1,288,775
Ore tons	232,534	180,061	412,595
Total tons	513,089	1,188,281	1,701,370
Ore grade (oz/ton)	0.031	0.012	0.023
Gold ounces mined	7,322	2,100	9,422
Gold ounce produced	-	2,966	2,966
Gold ounces sold	-	1,955	1,955

Development Activities

Briggs Mine

Beginning in October 2008, the Company commenced a new drill campaign at the Briggs Gold Mine confirming deeper gold mineralization beneath the current mineable reserves in the Briggs Main pit. Atna intersected new mineralization referred to as the Briggs Main Deep (“BMD”) zone with 22 holes.

Atna has completed a revised resource study of the Briggs Mine including the recently discovered BMD mineralization. This new study has increased measured and indicated gold resource by 11% to approximately 678,800 contained ounces of gold (0.006 oz/ton gold cut-off). Additionally, the update increased the Inferred gold resource by 34% to approximately 265,200 ounces of contained gold (0.006 oz/ton gold cut-off). The resource estimate was prepared by Alan Noble of Ore Reserve Engineering, Lakewood, Colorado (principal author of the March 2009, Technical Report filed with SEDAR on March 31, 2009). The new resource incorporates drilling completed in late 2008 through May 2009 and reflects the new Briggs Main Deep discovery disclosed in several press releases earlier in 2009.

The following table displays the updated resource estimate versus the resource estimate announced earlier in 2009 adjusted to a 0.006 oz/ton gold cut-off for comparison purposes:

		July 2009 Resource Update		March 2009 Resource
Classification	Tons (x1,000)	Grade (oz/ton Au)	Ounces Gold	Tons (x1,000)	Grade (oz/ton Au)	Ounces Gold	% Change
Measured	12,166	0.0223	270,982	11,870	0.0229	271,854	-0.3%
Indicated	22,074	0.0185	407,833	16,628	0.0204	340,023	+19.9%
Measured + Indicated (1)	34,240	0.0198	678,815	28,499	0.0215	611,877	+10.9%

Inferred	15,370	0.0173	265,228	9,592	0.0206	198,030	+33.9%
(1) Rounding may cause totals to not precisely add up.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

Reward Project, Nevada

The Environmental Assessment study public comment period for the Mine Plan of Operations and Reclamation Plan for the Reward Gold Project has been completed with no significant findings. The Bureau of Land Management had advised Atna that it has written a record of decision and finding of no significant impact for the project which is currently in the approval process within the Agency. Once approved, this would substantially complete the permitting process at the Federal level. Additional work is ongoing with State agencies to finalize reclamation bond calculations and final writing of various permits. The air pollution and water pollution control permits, and a water point of discharge permits have been issued by State Agencies.

The Reward project is located in southwestern Nye County about 5.5 miles south-southeast of Beatty, Nevada. No field work was completed in the second quarter.  Activities in the third quarter 2009 will focus primarily on the completion of permitting operations and discussions with financial institutions to arrange construction finance for the project.

The Company completed a positive economic feasibility study for the Reward Gold Project in March 2008. The feasibility study demonstrated an attractive return on investment from development of a conventional open pit mining, ore crushing, and heap leach gold production operation. Operating synergies and cost benefits from the nearby Briggs Mine will positively impact the operation. Details are contained in a technical report dated March 21, 2008, prepared by Chlumsky, Armbrust & Meyer, LLC., titled “NI 43-101 Technical Report - Reward Gold Project, Nye County, Nevada,” which is available on SEDAR at www.sedar.com.

Proven and probable mineral reserves estimated in the feasibility study total 6.4 million tons averaging 0.024 ounce per ton containing 157,000 ounces of gold based on a gold price of US$700 per ounce, a cut-off grade of 0.01 ounce per ton and a strip ratio of 2.2 tons of waste per ton of ore. The Reward operation is expected to produce approximately 125,900 ounces of gold over a four year mine life at estimated average cash cost of US$435 per ounce of gold produced. This production would provide an undiscounted cash flow of US$34 million at a US$850 gold price. The feasibility study includes capital costs for crushing and process plants, facilities and infrastructure, mining fleet and pre-production stripping of US$25.4 million. Undiscounted pre-tax net cash flow changes by US$12.5 million for each US$100 change in gold price without allowance for reserve expansion. Final reclamation and closure cost, which is included in overall production cost, is estimated at approximately US$2.5 million and the cost for reclamation and closure bonds is estimated to be US$5.1 million.  The Reward deposit remains open for expansion both along strike and down-dip.

Mining operations at Reward would utilize conventional 100-ton open pit trucks and compatible loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. The gold contained in process solutions will be extracted by the carbon recovery process with the loaded carbon subsequently transported to either the Briggs Mine in Inyo County, California, or to a third party processing facility for production of doré containing gold and silver.

Pinson Project, Nevada

On April 9, 2009, Atna entered into a Mining Venture Agreement (“MVA”) for the Pinson gold project in Humboldt County, Nevada, with PMC, a Nevada general partnership comprised of Homestake Mining Company of California and Barrick Holding Company of California, both subsidiaries of Barrick Gold Corporation (NYSE:ABX).   Under the MVA, Atna owns a 30 percent equity interest in the joint venture and PMC owns 70 percent and manages the project.

From mid 2007 through December 2008, Barrick completed 163 surface and underground drill holes totaling 112,578 total feet of drilling (91,892 feet from surface drill sites and 20,686 feet underground) as part of its earn-in obligations. Total reverse circulation footage was 50,721 feet and core footage totaled 61,857 feet. In addition, PMC completed an extensive review and quality control analysis of historic drill information and data. PMC’s focus included both shallow drill targets to be evaluated for open pit mining potential as well as high grade drill targets at depth for potential underground development.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

Drilling reported by Barrick included a significant number of infill drill holes within the Ogee, the CX-West, the Range Front (and hanging wall splays), and Mag Pit mineral zones. This new information, along with the existing drilling data developed by Atna and prior operators, has been included in PMC’s evaluation of the project’s potential. On the basis of this evaluation, PMC has determined that the open pit potential is not viable.  The joint venture is discussing alternatives for the project.

The joint venture has agreed to a property budget that allows for continued dewatering of the underground workings while the technical evaluation is being completed. Atna’s share of the current budget for the remainder of 2009 is estimated to be $237,000.

The Pinson Mine produced over 987,000 ounces of gold from relatively low-grade oxidized ore by open pit mining methods, prior to 2000. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician Comus Formation. Mineralization is focused along and adjacent to the Getchell Fault zone. In June 2007, the Company completed an updated Technical Report on the Pinson property and revised the mineral resource calculations based upon all available data from its work through June 2006. The total Pinson project has measured plus indicated gold resource totaling 2.5 million tons grading 0.424 ounce per  ton gold containing 1.1 million ounces of gold and the inferred resource totaled 3.4 million tons grading 0.34 oz/ton gold containing 1.1 million ounces of gold and all categories were calculated at a gold cut-off grade of 0.20 ounce per ton.

Columbia Gold Property, Montana

The Columbia property is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Atna is consolidating, compiling, reviewing, and analyzing all of the Columbia project data to estimate resources for the property that are compliant with the NI 43-101 technical reporting standards. Gustavson Associates of Lakewood, Colorado have been retained to complete the study and work commenced in July 2009. The results of this study are expected to be released in September 2009.

Timber logging operations at the property are expected to be complete during the summer season. Baseline environmental monitoring studies have been initiated and another round of flotation and gravity gold recovery test work is planned for 2009.

An historic, non NI 43-101 compliant resource for Columbia was reported in a feasibility study titled “Seven-Up Pete Joint Venture, Seven-Up Pete Feasibility Study,” dated September 1991 by Phelps Dodge Corporation. The historic estimated mineral resource for Columbia totaled 10.9 million tons of proven and probable resource (approximately equivalent to measured and indicated resource under NI 43-101) grading 0.060 ounce per ton gold (659,000 contained ounces gold). In addition, the report quotes a possible resource (approximately equivalent to inferred resource under NI 43-101) of three million tons grading 0.063 ounce per ton gold (190,000 contained ounces gold). A cutoff grade of 0.02 ounce per ton was used in the estimate. The block modeling methodology used to develop this estimate is consistent with current estimating methodologies. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources, the Company is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon.

The Columbia property is covered by middle Tertiary andesitic volcanic rocks. Mineralization occurs in north to northwest-trending faults that have localized quartz-pyrite-alteration and precious metal mineralization. The structures generally dip west and can be up to 150 feet wide. Gold and silver occur in high grade quartz veins that are localized near the margins of the shear zone, and in lower grade shattered zones between the high grade veins. Gold mineralization is non-refractory and occurs as free gold as well as submicroscopic particles associated with pyrite. The proposed process for gold recovery is by conventional gravity and flotation methods.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

Exploration Activities

Clover, Nevada

Yamana is currently completing the permitting process with regulatory agencies to conduct a third round of drilling on the Clover property.

The Clover property is situated 68 km northeast of Winnemucca in Elko County, north-central Nevada. Clover is a low-sulfidation, vein-hosted epithermal gold prospect on the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains. The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift.

On November 28, 2006, the Company signed an earn-in agreement with Meridian Gold Incorporated, now a subsidiary of Yamana Gold Inc. (“Yamana”) whereby Yamana can earn a 51 percent working interest in the Clover property. Yamana may elect to increase its interest to 70 percent by completing a prefeasibility study within 30 months of vesting its initial 51 percent interest in the project. To earn 51 percent, Yamana must make payments totaling US$0.6 million to the Company and complete exploration work totaling US$3.3 million over a four year period. Atna received a payment of US$150,000 in January 2009 and there remains US$250,000 to be paid by January 2010. Annual exploration work commitments for the annual periods ending on November 28, 2009 and 2010 total US$1.0 and US$1.5 million, respectively.

Yamana completed a second round of drilling to follow-up encouraging gold and silver results intersected from the 2007 drilling. The second round of drilling includes 10 reverse circulation rotary drill holes totaling approximately 8,000 to 9,000 feet. The ongoing program will focus on expansion of this zone and test new target areas on the property. In 2008, Yamana cut several zones of gold mineralization in the Clover Hill target area including:

•	35 feet grading 0.321 ounce per ton gold and 0.54 ounce per ton silver (hole CV006)
•	25 feet grading 0.03 ounce per ton gold and 7.97 ounce per ton silver (hole CV007)

Adelaide and Tuscarora, Nevada

Golden Predator Royalty & Development Corp. (TSX-V:GPD) is currently in the process of completing an NI43-101 Technical Report to detail potential mineral resources at the Adelaide property. In addition, they are currently completing the permitting process for a drilling program at the Tuscarora property.

Adelaide and Tuscarora are late stage gold exploration properties located respectively in Humboldt and Elko Counties in Nevada. On February 15, 2008, the Company entered an option agreement with GPD who has assumed all of Atna’s commitments in relation to the Adelaide and Tuscarora properties.

Pursuant to the GPD agreement, Atna received in January 2009, 2.1 million common shares of Golden Predator in lieu of a US$250,000 option payment due in December 2008. Atna will receive additional option payments through 2011 in either cash or stock until Golden Predator has met the spending commitments or until notice of cancellation. Atna will retain a 1.5 percent NSR royalty on both properties, subject to certain limitations. In addition, when a positive production decision has been made, Atna may receive a production payment equivalent to US$2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

On January 6, 2009, Golden Predator announced assay results on three core drill holes and two reverse circulation (“RC”) drill holes at the Adelaide Project, located in south-eastern Humboldt County, Nevada. The diamond drill results were the first of a 13-hole diamond drilling program currently in progress, which offset high grade intercepts in previous RC drilling. Core hole GPAD03, targeting the North Margarite Vein, intersected 14 feet of 0.45 ounce per ton gold, including 5 feet of 0.93 ounce per ton gold and 1.02 ounce per ton silver, from a depth of 280 feet.

Sand Creek Uranium Joint Venture, Wyoming

Drilling has clearly demonstrated the presence of “roll front” style uranium mineralization on the Sand Creek joint venture property near Douglas, Wyoming.  On June 2nd, 2009, Atna entered into a Supplemental Agreement to the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement dated August 25, 2006, with High Plains Uranium Inc. (“High Plains”), a subsidiary of Uranium One Inc. (TSX:UUU). Under this Supplemental Agreement, High Plains shall assume the role of project manager and may spend up to US$1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. Atna’s equity position may decrease from 70 percent to 49 percent, should High Plains meet this commitment.

Atna will be carried at no expense while High Plains spends the funds to increase its interest.  High Plains may either provide notice of completion of its expenditures or terminate their earn-in right with prior notice. If High Plains terminates its accelerated earn-in right, they will be credited for expenditures made and their equity in the project will increase accordingly. If they do not earn up to a 50 percent position, then Atna will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the existing Exploration, Development and Mine Operating Agreement will remain effective and the partners’ operating interests will be set in proportion to the amount of their respective expenditures.

High Plains has submitted a work plan and budget for 2009 detailing $320,000 in expenditures. These expenditures cover the cost of property maintenance for the remainder of 2009, permitting activities and a 20,000 foot drilling program with associated analytical testwork.

The Sand Creek uranium joint venture area of interest, located south east of Douglas, Wyoming, was identified by a subsidiary of Atna and its former joint venture partners during a uranium exploration effort in the early 1980’s. The company drilled 88 holes for approximately 69,000 feet in 1981 and 1982, discovering several zones of uranium mineralization. In late 2006, the current partners’ drill program began in the western portion of the Sand Creek JV area.  Fourteen holes totaling 10,395 feet clearly demonstrated the presence of “roll front” style uranium mineralization. A follow up drill program consisting of 16 drill holes totaling 11,700 feet was completed in mid-2007 and the favorable results were announced in a press release in August 2007. Three of the 16 holes intercepted significant uranium grades. The drilling program consisted primarily of wide-spaced, reconnaissance style drilling with drill hole spacing of 500 to 1,000 feet. Uranium mineralization in the area is hosted in sandstones of the White River Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from five to 20 feet in thickness and occasionally range up to 45-feet thick. The White River Formation is being mined for uranium using In-situ Recovery methods at the Crowe Butte mine in Nebraska.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

Summary of Reserves and Resources

Mineral Reserve- Proven and Probable

Category	Tons	Au (oz/t)	Contained Ounces
Briggs(1) - 100% Atna
Proven	6,390,000	0.023	147,000
Probable	6,075,000	0.020	120,000

Briggs reserves	12,465,000	0.021	267,000

Reward (2) - 100% Atna
Proven	1,314,000	0.027	36,000
Probable	5,110,000	0.024	121,000

Reward reserves	6,424,000	0.024	157,000

Total reserves	18,889,000	0.022	424,000

1.	Briggs 0.007 oz/ton incremental leach cut-off grade & US$750 per ounce gold
2.	Reward 0.01 oz/ton cut-off grade & US$700 per ounce gold
3.	Briggs reserves are current to March 30, 2009 and have not been reconciled for mine production

Mineral Resource-Measured, Indicated and Inferred (5)

Category	Tons	Au (oz/t)	Contained Ounces
Measured & indicated
Briggs - 100% (1)	34,240,000	0.020	678,000
Reward - 100% (2)	11,003,000	0.024	259,000
Pinson - 30% (3,4)	752,000	0.424	319,000

Total measured & indicated	45,995,000	0.027	1,256,000

Inferred
Briggs - 100% (1)	15,370,000	0.017	265,000
Reward - 100% (2)	2,819,000	0.018	51,000
Pinson - 30% (3,4)	1,012,000	0.340	344,000

Total inferred	19,201,000	0.034	660,000

1.	NI 43-101 Technical Report Briggs Gold Project, March 2009, updated on August 3, 2009
2.	NI 43-101 Technical Report Reward Gold Project, March 2008
3.	Pinson: Project Basis: Atna 30 percent, Barrick 70 percent; 0.20 oz/ton cut-off grade
4.	NI 43-101 Technical Report Pinson Gold Property, June 2007
5.	Resource estimates include proven and probable reserves

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

Mr. Alan Noble, Ore Reserves Engineering of Lakewood, Colorado, Registered Professional Engineer, State of Colorado, is acting as the independent qualified person in the preparation of “Technical Report on the Briggs Mine Project, March 2009”. This report was updated in August 2009. Mr. Mike Read, Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the ore reserve estimate and mine plan and is the independent qualified person for those sections of the technical report.

Mr. Fred Barnard, Ph.D., California Professional Geologist #7432, Mr. Greg Chlumsky, MMSA #0117QP, and Mr. Robert L. Sandefur, Colorado P.E. #11370, acted as qualified persons in the development of the Reward Project feasibility report “NI 43-101 Technical Report Reward Gold Project, March 2008”.

The updated mineral resource calculation and Technical Report for the Pinson project with an effective date of June 1, 2007, was prepared under the supervision of Mr. William Stanley, VP Exploration of Atna, a Licensed Geologist and Qualified Person. The projections from drill hole data points are consistent with projections made in the original resource estimate for the property, which were prepared by Mr. Rob Sim, an independent consulting resource geologist, first published in February 2005, supported by Technical Reports filed on SEDAR March 2005 and subsequently revised and re-filed in December 2005.

Summary of Quarterly Results

The following are the quarterly results for the eight most recent quarters:

Quarterly results ended	Jun-09	Mar-09	Dec-08	Sep-08
Total revenues	Nil	Nil	Nil	Nil
Income (loss) for the quarter	$(2,338,200)	$(860,300)	$3,470,600	$19,299,600
Basic and diluted income (loss) per share	$(0.03)	$(0.01)	$0.04	$0.23

Quarterly results ended	Jun-08	Mar-08	Dec-07	Sep-07
Total revenues	$156,800	Nil	Nil	Nil
Loss for the quarter	$(1,522,700)	$(931,900)	$(768,400)	$(956,900)
Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.02)	$(0.01)

The above quarterly results have been restated for changes in accounting policies as described later in this management discussion and analysis in the section “Changes in Accounting Policies”.

Quarterly results can vary significantly depending on whether the Company realizes any: gains or losses on the sale of investments, write-offs or write-downs on properties, gains or losses on foreign exchange, or stock-based compensation costs resulting from the granting of stock options. The Company is not impacted by seasonality in its cost structure.

Results of Operations – Three Months Ended June 30, 2009 versus 2008

For the three months ended June 30, 2009, Atna recorded net loss of $2.3 million, or basic loss per share of $0.03, on revenues of nil. Revenues for gold sales during the second quarter were credited against capitalized costs. This compares to a net loss of $1.5 million, or a basic loss per share of $0.02, on revenues of $0.2 million for the three months ended June 30, 2008. Details of the $0.8 million total negative variance in the results between the quarters were as follows:

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

•
A positive variance of $0.4 million in general and administrative expenses was due primarily to decrease expensed related to merger related costs incurred during the first half of 2008 and a strong attention to cost controls.

•	A negative variance of $0.4 million related to exploration expense due to spending at the Cecil R property.
•	A negative variance of $0.2 million due to a lower unrecognized gain on non-financial derivatives due to a higher gold price which decreased the fair market value of the gold hedges.
•	A negative variance of $0.3 million was recorded for changes in the foreign exchange.
•	Other small negative variances totaling $0.3 million resulted from a higher net interest expense, an increased loss on asset disposals, and other less significant items.

At June 30, 2009, cash and short term investments totaled $4.9 million, which represented a net decrease of $6.6 million during the quarter. The net decrease was due primarily to $2.6 million of cash used in operating activities and $3.6 million used in development and leasing activities at the Briggs Mine.

The Company’s Briggs Mine began producing gold in May 2009 and sold 1,955 ounces of gold. Revenues from the gold sales amounted to US$1.8 million in revenues, which were recorded as a credit against capitalized development costs for the quarter. Revenues are expected to trend higher during the next two quarters as the number of ore tons under leach increases and production stabilizes.

Although, Briggs is expected to generate operating cash flows during second half of 2009, on a consolidated basis we expect to continue to generate net losses during 2009. We expect third quarter gold production to increase from the first half of the year due to increase ore mining as a result of higher equipment utilization as working areas open up in the mine and ore supply becomes more available. In addition, the mine is scheduled to add an additional crushing and mining shift in the fourth quarter to further increase production. A sixth haul truck was added to the fleet in early August. Continued increases in productivity during 2009 are expected to increase the production rate to the annualized rate of 40,000 ounces of gold by the end of the fourth quarter.

Results of Operations – Six Months Ended June 30, 2009 versus 2008

For the six months ended June 30, 2009, Atna recorded net loss of $3.2 million, or basic loss per share of $0.04, on revenues of nil. This compares to a net loss of $2.5 million, or a basic loss per share of $0.03, on revenues of $0.2 million for the six months ended June 30, 2008. Details of the $0.7 million total negative variance in the results between the six months ended period were as follows:
•	A positive variance of $0.2 million in general and administrative expenses was due primarily to decrease expensed related to merger related costs incurred during the first half of 2008.
•	A negative variance of $0.8 million related to exploration expense due to spending at the Cecil R property.

At June 30, 2009, cash and short term investments totaled $4.9 million, which represented a net decrease of $15.5 million during the quarter. The net decrease was due primarily to $5.7 million of cash used in operating activities and $9.9 million used in development and leasing activities at the Briggs Mine.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

Contractual Obligations

The Company’s material contractual obligations as of June 30, 2009:

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	3-5 years	5-years
Long term debt obligations	$959,500	$-	$959,500	$-	$-
Capital lease obligations	2,666,200	1,354,400	1,311,800	-	-
Operating lease obligations	173,900	123,500	7,800	-	-
Asset retirement obligations	5,663,400	758,800	4,422,400	63,200	419,000

Total	$9,463,000	$2,236,700	$6,701,500	$63,200	$419,000

Off-Balance Sheet Arrangements

During the six months ended June 30, 2009, the Company had no outstanding off-balance sheet arrangements.

Liquidity & Capital Resources

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, if necessary, equity issuances. Atna’s 2008 sale of its royalty portfolio provided approximately US$20 million of net proceeds, which was sufficient to re-start and operate the Briggs Mine without additional financing. Based on the Company’s current stock price, the Company does not expect the exercise of options and warrants to be a significant source of funds during 2009.

Gold production from the Briggs Mine is targeted to range from 15,000 to 20,000 ounces during 2009. When the Briggs mine is operating at full production level, annual gold production is expected to range from 40,000 to 50,000 ounces per year. The Briggs Mine is expected to produce gold through the year 2014 based upon the current mine plan, which was determined using a gold price of US$750 per ounce. Life-of-mine cash cost of operation is projected to be approximately US$470 per ounce produced with no project debt service other than capitalized leases. The Briggs Mine is expected to generate positive cash flows during the fourth quarter of 2009 based on current gold prices.

The Company entered in to gold hedging contracts with the intent to protect the cash flow from the possibility of lower gold prices during 2009 and 2010. The hedge position represents approximately 30 percent and 15 percent of the expected production during 2009 and 2010, respectively. The floor price of the gold hedges are currently higher than our current mine planning price.

In early 2009, the Company was granted a US$10 million line of credit with an equipment manufacturer to lease equipment with that manufacturer. As of August 11, 2009, the Company leased approximately US$3.5 million of mining equipment under the line of credit.

The reduction in cash since June 30, 2009 primarily reflects ongoing working capital requirement while the Briggs Mine increases its production levels to a level that covers production and corporate costs, which is expected in the fourth quarter of 2009.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

Atna continually evaluates business opportunities such as joint ventures, mergers and/or acquisitions with the objective of increasing share value by creating additional cash flow both to sustain us and to provide future sources of funds for growth. While the Company expects that the future cash flows from the Briggs Mine will finance its continuing activities, there are no assurances of success in this regard. To implement the Company’s future goals of developing its other mining properties, additional sources of funds will be required. Expected sources of funds include cash flow from the Briggs Mine, debt markets, equity markets, joint ventures and asset sales. If the Briggs Mine fails to generate enough cash to implement management’s development plans and the debt and equity markets continue to lack liquidity, the Company’s ability to expand and sustain future cash flows could be delayed or adversely impacted.

Financing Transactions

The following provides a rollforward of the Company’s beginning and ending common shares outstanding as of June 30, 2009:

Number of
Shares
Beginning balance, January 1, 2009	83,291,100
Nil activity during the period	-

Ending balance, June 30, 2009	83,291,100

Notes Payable

There are US$0.8 million (CAD$1.0 million) of 6% debentures outstanding, which are denominated in US dollars. The debentures are convertible until March 2011 to common shares at any time at a conversion rate of US$4.31 per common share for a total of 0.2 million underlying common shares.

Capital Expenditures

Capital expenditures for the three months ended June 30, 2009 and 2008 totaled $5.8 million and $1.1 million, respectively. Capital expenditures for the six months ended June 30, 2009 and 2008 totaled $11.9 million and $1.1 million, respectively. The spending in 2009 was due primarily to the capitalization of development costs and mining equipment leases at the Briggs Mine. The capital requirements for the remainder of 2009 to sustain Briggs Mine operations are expected to be approximately US$1.0 million inclusive of capitalized lease payments. Additional capital spending will be required to begin developing the Reward Mine in Nevada, but that mine’s development is subject to permit and financing completion.

Outstanding Warrants

The following table summarizes warrants outstanding as of June 30, 2009:

	Underlying	Exercise Price
Expiration Date	Shares	(USD)

May 25, 2011	2,435,294	2.20

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

Surety Bonds

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of US$4.4 million of which US$4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

In September 2007, Canyon settled a complaint with the surety company supporting the above reclamation bonds. As of June 30, 2009, US$0.5 million remains to be funded to the collateral account. The surety’s request for monies as collateral represents a reimbursable deposit that is included in restricted cash to support required future reclamation of the Briggs Mine site and therefore no liability has been accrued for unfunded collateral.

Related Party Transactions

During the six months ended June 30, 2009, the Company had no related party transactions.

Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable is estimated to approximate their carrying values. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial statements.

Derivatives

As of August 11, 2009 the Company had the following derivatives outstanding:

Hedging Contract	USD	Expiry Date		Total Gold	CAD
Ozs of Gold	Strike Price	2009	2010	Ounces	Fair Value
Owned Put Options	$800	2,500	6,000	8,500	$231,200

Sold Call Options	1,300	2,500	-	2,500	(100)

Sold Call Options	1,100	-	6,000	6,000	(327,700)

Forward Gold Sales	955	3,000	-	3,000	40,400

					$(56,200)

During the first half of 2009, the Company established several gold hedging positions. The positions consist of two tranches of zero cost gold collars that expire in 2009 and 2010 and a series of forward gold sales contracts that expire in 2009. The purpose of these hedge positions is to protect the cash flows from decreasing gold prices during the second half of 2009 and 2010. The zero cost collars consist of an equal number of put and call option contracts with similar expiry dates. The put and call option contracts are European style options that are settled net at the expiry date. The 2009 tranche of options have expiry dates from July to December 2009 at the rate of 500 ounces per month. The 2010 tranche of options have expiry dates from January to December 2010 at the rate of 500 ounces per month. The forward gold sales have a fixed delivery price of US$955 per ounce and expire at a rate of 1,000 ounces per month during the fourth quarter of 2009. All derivative contracts have counterparty risk and all of the gold derivatives have been placed with a single counterparty. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

Under the terms of the zero cost collar hedging contracts, Atna will pay the counterparty on the contract expiry date if the gold price is above the sold call option strike price of US$1,300 per ounce for the call options expiring during 2009 and a strike price US$1,100 per ounce for the call options expiring during 2010. The counterparty will pay the Company on the contract expiry date if the gold price is below the owned put option strike price of US$800 per ounce for all the outstanding owned put options. If the gold price on the contract expiry date falls between the put strike price of US$800 and the call strike price of either US$1,300 or US$1,100 per ounce there are no settlement payments required by either party. Under the terms of the forward gold sale hedging contracts, Atna will pay the counterparty if the gold price is above the forward price of US$955 per ounce and the counterparty will pay the Company if the gold price is below US$955 per ounce on the expiry date.

As of June 30, 2009, the company recorded a derivative liability in the amount of $1.0 million related to a forward sale contract for 875 ounces of gold sold in July but priced and paid for in June. The liability had an interest rate of 9%. The interest expense recorded related to the derivative liability during the six month period ended June 30, 2009 was nil. The fair market adjustment as of June 30, 2009 was nil.

The fair market value was estimated based on the gold price per ounce from the London PM Fix on August 11, 2009 of US$942.75. The net fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

Diesel fuel forward purchase contracts: During the second quarter, the Company entered into diesel fuel forward purchase contracts, whereby Atna will take delivery, in the normal course of business, diesel fuel purchased from its current supplier at a fixed price for the first 42,000 gallons purchased each month. The fixed diesel fuel price ranges from US$2.05 to US$2.08 per month, including delivery costs, from August 2009 to January 2010. This volume of diesel fuel represents approximately 40-45 percent of the projected usage during that period.

Stock Options

The following table summarizes the stock options outstanding and exercisable at June 30, 2009:

Exercise Price		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.45	$0.75	2,412,500	4.5	$0.46	1,206,250	4.5	$0.46
0.76	1.25	20,000	4.3	0.80	12,500	4.2	0.80
1.26	1.36	2,151,640	1.6	1.35	2,151,640	1.6	1.35

$0.45	$1.36	4,584,140	3.1	$0.88	3,370,390	2.6	$1.03

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's President and CEO and Vice President and CFO have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's President and CEO and Vice President and CFO by others within the organization in a timely manner; and (ii) Information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The President and CEO and Vice President and CFO of the Company are responsible for the design and operating effectiveness of internal controls over financial reporting (“ICFR”) or causing the controls to be designed and operating effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There has been no change in the Company’s ICFR that occurred during the six months ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute assurance, that the objectives of the controls are met.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board of Directors (“Directors”), five members of which were elected to annual terms in May 2009, one member of which was elevated to a three-year term in May 2007. There was one member elected to a three-year term whose term will expire May 2010 then be subject to election annually by the shareholders of the Company as are the other members. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four independent directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Changes in Accounting Policies

Mineral Property - Exploration Costs: Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

International Financial Reporting Standards: In February 2008, the CICA confirmed that International Financial Reporting Standards ("IFRS") will be mandatory in Canada for all publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company is analyzing the impact of IFRS on its consolidated financial statements and anticipates that there may be changes in accounting policies that may materially affect the Company’s accounting policies. Management intends to develop a project plan to identify differences in accounting policies and begin researching the key steps required to ensure a successful transition to IFRS.

Recent Accounting Pronouncements

This note describes any recently issued accounting standard relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 1582 – Business Combinations – In January 2009, the CICA issued Section 1582, which replaces Section 1581 and establishes standards for the accounting for a business combination.  Section 1581 has been re-filed under “Superseded Accounting Recommendations” with a Supplement added setting out the previous wording of paragraphs in other Handbook material that has been amended substantially as a consequence of approving new Section 1582.  The superseded Section 1581 will be withdrawn from the Handbook when it is no longer effective.  Section 1582 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2011.  Earlier application is permitted.  If an entity applies this Section before January 1, 2011, it shall disclose that fact and apply Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, at the same time.  The Company will evaluate the impact of Section 1582 to the financial statements beginning on January 1, 2010.

Section 1601 – Consolidated Financial Statements – In January 2009, the CICA issued Section 1601, which, together with new Section 1602, replaces Section 1600 and establishes standards for the preparation of consolidated financial statements.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Non-controlling Interests, Section 1602.   The Company will evaluate the impact of Section 1601 to the financial statements beginning on January 1, 2010.

Section 1602 – Non-Controlling Interests – In January 2009, the CICA issued Section 1602, which, together with new Section 1601, replaces Section 1600 and establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1602 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Consolidated Financial Statements, Section 1601.  The company presently has no reporting entities that contain minority interest ownership.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

Section 3064 - Goodwill and Intangibles - In January 2008, the CICA issued Section 3064. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill, subsequent to the initial recognition, and intangible assets by profit-oriented enterprises. This section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Earlier adoption is encouraged.  The Company does not believe this new standard will have an effect on its financial position, results of operations or cash flows.

Section 3031 – Inventories – In June 2007, the CICA issued Section 3031 replacing Section 3030. The section provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the standard cost method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1535 - Capital Disclosures - In February 2007, the CICA issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company has implemented the new disclosures in footnote number 15.

Section 3862 - Financial Instruments - In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” These sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation.” Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company has implemented this requirement in its consolidated financial statements and footnotes.

International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

US Standards

In May 2009, the FASB issued Statement No. 165, “Subsequent Events” (SFAS 165).  Statement 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. Statement 165 is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The Company’s reporting is currently in accordance with SFAS 165.

In October 2008, the FASB issued FSP FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. FSP FAS 157-3 clarifies the application of FASB Statement No. 157 “Fair Value Measurements”. FAS FSP 157-3 is effective as of the issuance date.  The Company does not expect a significant impact on the reconciliation to US GAAP due to FSP FAS 157-3.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

In June 2008, the FASB ratified EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” EITF 07-5 provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It is effective the first fiscal year beginning after December 15, 2008, including interim periods within those fiscal years.  The Company will adopt EITF 07-5 on January 1, 2009 and expects it to have an impact on its US GAAP reconciliation.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect a significant impact on the reconciliation to US GAAP due to SFAS 162.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. SFAS 161 also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The Company will evaluate the impact of SFAS 161 to the reconciliation to US GAAP beginning on January 1, 2010.

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under SFAS 141R, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. SFAS 141R also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. SFAS 141R is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 141R to the reconciliation to US GAAP beginning on January 1, 2010.

In December 2007, the FASB issued Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires all entities to report non-controlling interests in subsidiaries as a separate component of equity in the consolidated financial statements. SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. SFAS 160 is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 160 to the reconciliation to US GAAP beginning on January 1, 2010.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company adopted SFAS No. 159 on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

In September 2006, FASB issued Statement No. 157, “Fair Value Measurements (“SFAS 157”). This standard provides guidance for using fair value to measure assets and liabilities.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk.  Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company adopted SFAS 157 on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

Forward-Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated capital spending and cash flows, expectations regarding operations, production, drilling and approvals and the timing of studies and reports. Forward-looking statements are based upon a number of estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. While these estimates and assumptions are considered reasonable by the Company, they are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among other things, risks relating to additional funding requirements, exploration, development and operating risks, competition, production risks, regulatory restrictions, including environmental regulation and liability and potential title disputes. These factors and others that could affect the Company’s forward-looking statements are discussed in greater detail in the section headed “Risks and Uncertainties” below. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Risks and Uncertainties

Mineral exploitation is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding minerals deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The exploitation of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the economy, the proximity and capacity of mining facilities, mineral prices, and such other factors as government regulations, including regulations relating to royalties, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, improved mining and production methods.

The cost for diesel fuel continues to fluctuate with the market price of oil. Diesel fuel is expected to be a significant operating and reclamation expense to the Company. The Company has experienced and continues to expect high fuel costs, increased hiring costs, and the increased costs of retaining qualified mining personnel that may have an impact on profitability in the future.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations, or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2009

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration and development. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures or by other means in order to fund exploration and development. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold recovery include variation in crushed ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit cost, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope failure, lack of skilled labor and management, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company entered into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also entered into consumable off-take agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may results from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the company’s 20-F for the year ended December 31, 2008, which can be found on SEDAR at www.sedar.com.

Outlook

The Company’s key milestones for 2009 follow:

•	Increase production levels at the Briggs Mine, while achieving unit cost goals, and developing positive cash flow from operations.
•	Complete the permitting process and arrange financing for the Reward Gold Project.
•	Work with PMC (Barrick) to develop a positive forward plan for the Pinson project.
•	Build resources by completing NI 43-101 compliant technical reports for the Columbia and Cecil R gold projects.
•	Continue to consider new exploration, acquisition and asset sale opportunities that add value, accelerate growth and provide cash.